This is a free translation into English of Veolia Environnement’s first update of its 2006 document de reference (the “2006 reference document”) filed by Veolia Environnement with the French Autorité des marchés financiers on June 11, 2007 under number D.07-0264-A01, and is provided solely for the convenience of English speaking readers. Veolia Environnement’s Annual Report on Form 20-F, when filed, will contain substantially all of the information set forth in the 2006 reference document and its update and certain additional information not included herein or therein.

First Update of the

2006 Reference Document

This update of the 2006 reference document was filed by Veolia Environnement with the French Autorité des marchés financiers (the “AMF”) on June 11, 2007 pursuant to article 212-13, IV of the general regulations of the AMF. It supplements the 2006 reference document of Veolia Environnement that was filed with the AMF on April 3, 2007 under number D.07-0264, and is provided solely for the convenience of English speaking readers. The reference document and its update may be used in connection with a financial transaction if supplemented by a note d’opération approved by the AMF.

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TABLE OF CONTENTS[1]

1. PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT	3
2. PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS	4
3. SELECTED FINANCIAL INFORMATION	5
4. RISK FACTORS	6
5. INFORMATION RELATING TO THE ISSUER	7
6. BUSINESS OVERVIEW	8
7. ORGANIZATIONAL CHART	9
9. EXAMINATION OF FINANCIAL CONDITION AND RESULTS	10
10. CASH FLOW AND CAPITAL	11
12. TREND INFORMATION	12
13. FORECASTS OR ESTIMATES OF RESULTS	14
14. BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES	16
17. EMPLOYEES – HUMAN RESOURCES	17
18. PRINCIPAL SHAREHOLDERS	18
20. FINANCIAL INFORMATION CONCERNING THE ASSETS, FINANCIAL CONDITION AND RESULTS OF THE ISSUER	19
21. ADDITIONAL INFORMATION CONCERNING SHARE CAPITAL AND BY-LAWS	24

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1Only the chapters of the 2006 reference document that have been supplemented or updated in this update are included in this table of contents.

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1. PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT

1.1 Person assuming responsibility for information contained herein

Mr. Henri PROGLIO, Chairman and Chief Executive Officer of Veolia Environnement (hereafter, the “Company” or “Veolia Environnement”).

1.2 Certification

To the best of my knowledge, all of the information contained in this update is true and accurate, having taken all reasonable measures to ensure the accuracy thereof, and does not omit any information that could make it misleading.

The statutory auditors have furnished us with a letter (lettre de fin de travaux) indicating that they have verified the information relating to financial condition and financial statements contained in this document and read this document in its entirety.

Chairman and Chief Executive Officer

Henri PROGLIO

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2. PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS

2.1 Principal Statutory Auditors

KPMG SA

Member of KPMG International

Commissaire aux comptes, Member of the Compagnie régionale de Versailles

A company represented by Messrs.Jay NIRSIMLOO and Baudouin GRITON located at 1 Cours Valmy, 92923 Paris La Défense Cedex.

Appointed at the combined general shareholders’ meeting held on May 10, 2007 as a replacement for Salustro Reydel, for a term of six fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ending December 31, 2012.

ERNST & YOUNG et Autres

Commissaire aux comptes, Member of the Compagnie régionale de Versailles

A company represented by Messrs. Jean BOUQUOT and Patrick GOUNELLE,

located at 41, rue Ybry, 92576 Neuilly-sur-Seine Cedex.

Appointed on December 23, 1999, with a term that was renewed at the combined general shareholders’ meeting held on May 12, 2005 for a term of six fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ending December 31, 2010.

2.2 Deputy Statutory Auditors

Mr. Philippe MATHIS

54, avenue Marceau, 75008 Paris.

Appointed on May 10, 2007 for a term of six fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ending December 31, 2012.

AUDITEX

Tour Ernst & Young, Faubourg de l’Arche, 92037 La Défense Cedex.

Appointed at the combined general shareholders’ meeting held on May 12, 2005, for a term of six fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ending December 31, 2010.

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3. SELECTED FINANCIAL INFORMATION2

Data in IFRS

(in millions of euros, except per share figures)	December 31, 2006	December 31, 2005 (restated)	December 31, 2005	December 31, 2004 (restated)	December 31, 2004
Revenue from ordinary activities	28,620.4	25,570.4	25,244.9	22,792.4	22,500.3
Operating income	2,132.9	1,892.9	1,892.9	1,489.6	1,480.6
Net income attributable to equity holders of the parent	758.7	622.2	623.0	389.8	391.5
Diluted earnings per share (in euros)	1.91	1.59	1.59	0.98	0.99
Basic earnings per share (in euros)	1.93	1.59	1.60	0.98	0.99
Dividends paid by Veolia Environnement	336.3	265.4	265.4	217.9	217.9
Total assets	40,123.7	36,381.0	36,309.4	35,899.3	35,825.9
Total current assets	14,956.4	13,544.5	13,540.0	15,135.7	15,139.0
Equity attributable to equity holders of the parent	4,360.8	3,790.2	3,802.6	3,211.2	3,222.8
Minority interest	2,192.6	1,888.0	1,890.9	1,728.7	1,725.5
Dividend per share distributed during the fiscal year (in euros)	0.85	0.68	0.68	0.55	0.55
Recurring operating income	2,222.2	1,903.6	1,903.6	1,628.6	1,619.6
Recurring net income attributable to equity holders of the parent	762.0	630.2	627.4	477.0	470.8
Operating cash flow*	3,850.1	3,518.4	3,668.1	3,102.6	3,227.1
Net financial debt	14,674.9	13,870.6	13,870.6	13,058.9	13,058.9
* Operating cash flow = cash flow from continuing operations before tax and financial elements.

To ensure comparability, financial statements at December 31, 2005 and December 31, 2004, have been restated to take into account the implementation of IFRIC12 standards relating to concessions and the results of activities accounted for in 2006 according to IFRS5 as “income from discontinued operations.3

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 2Figures in the table (excluding operating cash flow) are defined in chapters 9, § 9.2.1 of the reference document.

 3See also chapters 20, § 20.1 of the reference document, note 1 to the consolidated financial statements.

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4. Risk factors

The following risk factor is added to paragraph 4.1, section 4.1.1 (Operating risks) of the reference document:

The Company has pursued and may continue to pursue strategic acquisitions, which may have a less favorable impact than expected on its activities or affect its financial condition.

As part of its business strategy, the Company has conducted and continues to conduct acquisitions of varying sizes, some of which are significant at the Group level. These acquisitions involve numerous risks, including the following: (i) the assumptions used in the underlying business plans may not prove to be accurate, in particular with respect to synergies and expected commercial demand; (ii) the Company may not integrate acquired businesses, technologies, products, personnel and operations effectively; (iii) the Company may fail to retain key employees, customers and suppliers of the companies acquired; (iv) the Company may have or wish to terminate pre-existing contractual relationships, which could be costly and/or on unfavorable terms; and (v) the Company may raise additional debt to finance these acquisitions.

As a result, it is possible that the contemplated benefits of completed or future acquisitions may not materialize within the time periods or to the extent anticipated or that such acquisitions may affect the Company’s financial condition.

In addition, as the announced ongoing acquisitions are subject to conditions precedent, it is possible that these conditions will not be met and the relevant acquisitions will not be completed.

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5. INFORMATION RELATING TO THE ISSUER

5.2 Investments

Chapter 5, paragraph 5.2 of the reference document is revised as follows:

The Group’s investments totaled €4,010 million in 2006, compared to €3,495 million in 2005 and €2,709 million in 2004.

A detailed description of the investments made in 2006 and their financing is set forth in chapter 9, paragraphs 9.3.2 (Sources of funds), 9.3.3 (Divestitures) and 9.3.4 (Capital expenditures) below, and in chapter 20, paragraph 20.1, note 5 (Concession intangible assets), note 7 (Property, plant and equipment), note 10 (Non-current and current operating financial assets) and note 46 (Segment reporting) of the consolidated financial statements.

The Company has begun construction of installations and plants in France and abroad that will have an impact during several fiscal years. The amount of these investments totaled €264 million for the 2006 fiscal year. These investments amounted to €271 million in 2005, compared to €308 million in 2004. In addition, the Company announced the signing of various new contracts which, as they are finalized in 2007, will have an impact (not yet quantifiable) on the Company’s level of investments.

Veolia Environnement’s investment strategy is focused on environmental activities, primarily in Europe, in Asia, and in North America.

Veolia Environnement conducts some growth-related investments in order to capture new markets, increase its capacity, or extend its services. Some investments in particular may be made over several years, notably in certain types of concession contracts. In other cases, Veolia Environnement invests in the renovation and/or maintenance of existing infrastructure in order to extend its lifespan or improve its efficiency. In both cases, these industrial investments are divided among a large number of entities and are made pursuant to budgetary authorizations. Veolia Environnement also makes financial investments in the companies with which it contracts, particularly in the context of privatizations and targeted acquisitions. All of these investments are carefully reviewed in order to ensure that they conform to the Group’s standards in terms of profitablility, financial structure and risks.

The Group’s most significant investments concern the acquisitions of the company that holds the Braunschweig contract in 2005 for the sum of €374 million, of the company Cleanaway UK in 2006 for the sum of €745 million and finally the companies Sulo, TMT and Thermal North America in the first half of 2007, respectively for €1.450 billion, €338 million based on an enterprise value of 100% and US$788 million (enterprise value) (cf. chapter 12 infra of this update). The acquisitions of Cleanaway UK, Sulo, TMT and Thermal North America represent a cumulative investment of nearly €3.3 billion.

Finally, the Group is often faced with numerous types of price adjustment clauses in the context of its divestiture and acquisition activities. As of the date of filing of this update, none of these price adjustments is likely to have a significant impact at the Group level.

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6. BUSINESS OVERVIEW

6.1.2.2 Veolia Environnement’s strategy by Division

The following note is added to the end of the section entitled “Energy Services” of paragraph 6.1.2.2 (page 27 of the reference document) relating to the strategic partnership with EDF:

“Veolia Environnement holds 66.0% and EDF holds 34.0% of Dalkia. Dalkia’s business is conducted in France by Dalkia France, a 99.9% owned subsidiary of Dalkia. Abroad, Dalkia’s business is conducted by Dalkia International, of which Dalkia holds 75.8% and and EDF holds 24.2%.

Pursuant to the partnership agreements signed in December 2000, EDF received a purchase option enabling it to increase its interest in Dalkia’s capital up to 50%, provided that certain conditions were met.

These conditions were further detailed in an amendment signed by EDF and Veolia Environnement on April 19, 2005. This amendment provided in particular that EDF had until July 31, 2005 to exercise the option and that the option would not be deemed to be finally exercised until the date on which the parties would enter into a formal agreement relating, in particular, to a reorganization of the industrial and commercial agreement, and their rights and obligations under the shareholders’ agreement, including those relating to the rules of governance. This formal agreement was to be executed by September 30, 2005 at the latest.

EDF exercised its purchase option as a protective measure on July 28, 2005. However, due to the absence of a formal agreement relating to the reorganization of the industrial and commercial agreement and the shareholders’ agreement, the option became automatically null and void on October 1, 2005. At present, EDF no longer has a purchase option relating to Dalkia and its subsidiaries unless a competitor of EDF acquires control of the Company. Similarly, EDF granted Veolia Environnement a purchase option concerning all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF or if a Veolia Environnement competitor, acting alone or in concert, were to acquire control of EDF. If an agreement regarding the sale price of the shares cannot be reached, such price would be determined by an expert.”

6.1.4.4 Transport

The following note is added to the end of the section entitled “Intercity and Regional Transportation” of paragraph 6.1.4.4 (page 51 of the Reference Document) relating to SNCM:

“SNCM is fully consolidated in Veolia Environnement’s consolidated financial statements (see chapter 20, note 50 of the consolidated financial statements). This consolidation method has been analyzed under norm IAS27 and reflects the rules of governance of SNCM. Specifically, Veolia Transport appoints all of the members of the Management Board (directoire) of SNCM, has broad operational and financial management powers and exercises control over SNCM within the meaning of IFRS.”

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7. ORGANIZATIONAL CHART

The principal cash flows between Veolia Environnement and the divisions are described in the notes to the statutory financial statements set forth in Chapter 20, § 20.2 of the reference document.

Veolia Environnement first finances the Divisions through loans (€7.5 billion as of December 31, 2006) and through equity and as a result received €278 million in interest and €558 million in dividends in 2006. The Company has set up a system of treasury centralization in the main countries in which it operates and uses derivative instruments to hedge its exposure, mainly at the Group level, in accordance with its risk management policy (see Chapter 20, note 32 of the consolidated financial statements).

In addition, Veolia Environnement charges the Divisions management fees as well as royalties in connection with the use of the Veolia Environnement trademark pursuant to agreements for the sums of €85 million and €8.9 million, respectively. Also, in connection with contractual commitments relating to the management of the expenses for the renovation of facilities made available by the delegating authorities, the Company received from its Water and Energy subsidiaries €213 million of renewal indemnities and paid to the Water and Energy subsidiaries €218 million.

Veolia Environnement granted financial guarantees and counter guarantees for €3,040 million in connection with operating activities.

The EDF group holds 34% of Dalkia’s capital and 24.2% of Dalkia International. Veolia Environnement has exclusive control of Dalkia and joint control with EDF of Dalkia International.

The chart below details the consolidated values as of December 31, 2006, broken down among Veolia Environnement and its four Divisions, of certain line items of the balance sheet (current assets, liabilities, net cash), of net cash flow from operating activities and of the amount of dividends paid in 2006 and recovered by the Company.

(in millions of euros)
Consolidated values as of December 31, 2006	Veolia Eau	Veolia Propreté	Dalkia	Veolia Transport	Other subsidiaries	VE	Total consolidated value
Non-current assets (including goodwill)(1)	3,667.9	5,022.1	2,454.8	2,162.1	-19.4	11,812.5	25,100.0
Non-group financial debt (2)	-4,125.2	-1,079.9	-1,094.6	-405.0	-61.2	-10,139.8	-16,905.7
Cash and cash equivalents less bank overdrafts (3)	458.7	163.7	205.3	123.4	131.5	1,119.4	2,202.0
Net cash flow from operating activities	1,500.7	1,107.6	454.0	171.7	26.0	129.6	3,389.6
Dividends paid during the period and attributable to Veolia Environnement	399.8	110.0	48.6	0	0	-	-
(1) Corresponds to the sub-total “Non-current assets” in the balance sheet.
(2) Corresponds to long-term borrowings + short-term borrowings.
(3) Corresponds to cash and cash equivalents less bank overdrafts and other cash position items.

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9. EXAMINATION OF FINANCIAL CONDITION AND RESULTS

9.2.2.1 General comments

The following paragraph is inserted at the end of paragraph 9.2.2.1 of chapter 9 of the reference document:

The following is a geographic breakdown of revenues in 2004 under IFRS and with the application of IFRIC 12 standards relating to concessions:

• France: 51%	• North America: 9%
• United Kingdom: 7%	• Oceania: 3%
• Germany: 6%	• Asia: 2%
• Other European countries: 18%	• Rest of the world: 4%

Estimated pro forma revenues in 2007 following the acquisitions of Sulo, TMT and Thermal North America (full year) break down geographically as follows:

• France: 43%	• North America: 10%
• United Kingdom: 9%	• Oceania: 3%
• Germany: 10%	• Asia: 3%
• Other European countries: 18%	• Rest of the world: 4%

During the period 2004 to 2007, the most significant changes in the geographic distribution of revenues in Europe relates to growth of the contribution of Germany with the acquisition of Sulo and the Braunschweig contract (+37% average revenue growth 2004-2007) and of the contribution of the United Kingdom (+21% average revenue growth 2004-2007) due in particular to the acquisition of Cleanaway and significant new contracts in Environmental Services. Growth in France amounts to 8% (average revenue growth 2004-2007).

Growth in North America amounts to 19% over the period (average revenue growth 2004-2007), including growth due to the acquisition of Thermal North America. Revenues in Asia increase 28% over the same period (average revenue growth 2004-2007).

The items relating to 2007 above take into account a full year pro forma contribution of the ongoing acquisitions. These items are illustrative only and are not representative of the final effect of these acquisitions on the consolidated financial statements for the fiscal year, in particular with respect to the effective dates of consolidation.

The objectives, statements and prospective information summarized above are based on data, assumptions and estimates considered to be reasonable by Veolia Environnement. These data, assumptions and estimates are dependent on future facts and circumstances. They do not constitute historical data and cannot be interpreted as guarantees of future results. By definition, this information, and these assumptions and estimates, as well as the elements used to determine such objectives and prospective information, may not be realized, and may change or be modified as a result of uncertainty tied to the Company’s economic, financial and competitive landscape. In addition, the occurrence of certain risks described under “Risk Factors” in chapter 4 of the 2006 reference document and this update may have an impact on the Group’s activities and its ability to realize its objectives as set forth above.

9.3.4 Capital expenditures

The following paragraph is inserted at the end of paragraph 9.3.4 of chapter 9 of the reference document:

Goodwill

Goodwill amounted to €5,705.0 million at December 31, 2006, compared to €4,752.3 million at the end of 2005. The increase of €952.7 million reflects the Group’s growth during fiscal year 2006; €784.1 million of the increase relates to the Cash Generating Unit ("CGU") Waste Management United Kingdom, following the acquisition of Cleanaway, €86 million relates to the CGU Central Europe Water following the securing of contracts in Slovakia, and €64.7 million relates to the CGU North America Transport following the acquisitions of Superhuttle International and Shuttleport. Given these developments, the CGUs of each Division are concentrated in France, the United States, Germany, Great Britain and the Czech Republic.

The CGUs carrying the most significant amounts of goodwill at December 31, 2006 were Waste Management United Kingdom (€894 million), Eau France (€729 million) and Solid Waste Management North America (€610 million).

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10. CASH FLOW AND CAPITAL

Information relating to cash flows, working capital requirements and investments is set forth in chapter 9, paragraphs 9.3.1, 9.3.4 and 9.3.5 and in chapter 20, paragraph 20.1, notes 13, 16 and 22 of the consolidated financial statements.

Information relating to borrowing conditions and the structure of Veolia Environnement’s financing is set forth in chapter 9, paragraph 9.3.2 and chapter 20, paragraph 20.1, notes 19, 21 and 22 of the consolidated financial statements.

In the context of the implementation of IFRIC12 standards as of January 1, 2006, Veolia Environnement has entered into discussions with several financial institutions that have provided it with various financings, in order to adapt the definitions and commitment levels set forth in the terms of these financings to the new accounting standards. These discussions are purely technical, and are not of a nature to modify or affect the Group’s existing commitments.

Like most bank and bond debt documentation, Veolia Environnement’s financings contain “covenants” or traditional undertakings that require certain actions (such as the requirement to provide annual and six-month financial statements) and that restrict certain actions (such as covenants not to grant security interests with respect to financial debt subject to certain exceptions).

With the exception of the U.S. private placement (cf. chapter 20, note 19 of the consolidated financial statements), the Company’s financings do not include any restrictive financial covenants. The U.S. private placement does include restrictive financial covenants with respect to an interest coverage ratio and a debt payout ratio. This last ratio corresponds to the ratio between net debt and operating cash flow adjusted for certain elements (EBITDA). It is also used to determine the pricing grids of certain significant financings of the Company: the syndicated credit lines signed in 2004, for a maximum aggregate amount of US$1.5 billion (drawn down in the amount of approximately €484 million as of December 31, 2006) and a syndicated credit line for the refinancing of the acquisition of Eaux de Berlin, signed in January 2005 for a principal amount of €600 million.

The financial ratios may also be used in certain project financings, which are generally contracted through special purpose entities, for which the financing is precisely calculated based on the cash flows generated by the relevant project. These project financings, which are not individually significant at the Group level, are either without recourse or with limited recourse.

The Company centralizes its significant financings to ensure optimization. In certain financings contracted by the parent company, this centralization is subject to structural subordination intended to assure lenders that the majority of the financings are at the level of Veolia Environnement and that the Group does not modify its financing policy.

As of December 31, 2006, Veolia Environnement was in compliance with its covenants, with the only actions being undertaken relating to adapting the contractual definitions of certain terms to parallel the constant evolution of IFRS.

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12. TREND INFORMATION

12.1 Trends

The principal trends relating to or affecting the Company’s business are described in chapter 6, paragraphs 6.1 and 6.2 of the reference document.

There has been no material adverse change in Veolia Environnement’s prospects since the end of the 2006 fiscal year. The Company does not know of any event or circumstance that could reasonably have a material effect on its prospects for the current fiscal year.

12.2 Recent developments4

Veolia Environnement

The combined general shareholders’ meeting of Veolia Environnement, held on Thursday, May 10, 2007, approved the corporate and consolidated financial statements for fiscal year 2006, decided upon the payment of a dividend of €1.05 per share (a +23.5% increase compared to the dividend paid in 2006), which dividend was paid on May 15, 2007, and ratified the appointments as director of Mr. Paolo Scaroni, CEO of ENI-Italie, and of Mr. Augustin de Romanet de Beaune, CEO of the Caisse des Dépôts et Consignations. All resolutions proposed during the combined general shareholders’ meeting, the texts of which were attached as Annex 4 to the reference document, were adopted, except for the sixteenth resolution.

In May 2007, Veolia Environnement proceeded with the annual update of its €12 billion Euro Medium Term Notes (EMTN) program, which was established in June 2001. The program’s prospectus and its supplement received visas n°07-141 and 07-151 from the AMF on May 3 and 16, 2007, respectively. As part of this program, on May 24, 2007 Veolia Environnement carried out a bond issuance on the international market for an amount of €1 billion, with an interest rate of 5.125% and due May 24, 2022.

On May 9, 2007, the Company published a press release on its consolidated revenues5 at March 31, 2007 (unaudited IFRS data) (see Chapter 20, § 20.6 infra).

Veolia Eau

On May 2, 2007, Veolia Eau announced that it won a new contract (design, build and operate) relating to the extension of capacity of the regional surface water treatment plant of Tampa Bay in Florida, for a cumulated estimated amount of US$158.4 million (€118.9 million). Planned completion and acceptance of the facility is scheduled for the end of 2010 at the latest, the date when plant operation commences for a period of 13 years.

Veolia Eau has also won a new contract in Japan for a period of three years for the operation and maintenance of the wastewater treatment plant of Chiba. This contract, effective from April 2007, will represent a cumulated estimated revenue of €17.8 million.

Veolia Propreté

On April 27, 2007, Veolia Environnement announced the signature of an agreement with The Blackstone Group and Apax Partners with a view to acquiring Sulo, the German number 2 in waste management, for an enterprise value of €1,450 million (including financial debt). This acquisition, which should be completed by the end of June, subject to the approval of the antitrust authorities, will enable Veolia Environnement’s waste management division to confirm its leadership position as a major waste management operator in Europe, in both the industrial and services markets (49% of Sulo’s revenues) and municipal markets (19% of revenues). Veolia Propreté will become number 2 on the waste management market in Germany, with a market share of 11%. This acquisition, which meets Veolia Environnement’s investment criteria, should be slightly accretive with respect to net results per share from the first year.

On May 31, 2007, Veolia Propreté announced the signature of an agreement for a controlling interest in TMT, the waste management and treatment subsidiary of Termomeccanica Ecologia in Italy. The transaction concerns 75% of the shares based on an enterprise value (100%) of €338 million, including €250 million of operating financial assets at the acquisition date. The stake may be raised to 100% by 2012. TMT, which reported pro forma revenue of €97 million in 2006, is specialized in the design and operation of waste treatment facilities and is the largest private operator in the thermal waste treatment market in Italy. Finalization of the transaction, which is expected for September 2007 at the latest, is subject to the completion of the last acquisition audits and the approval of the relevant antitrust authorities. This acquisition should be slightly accretive from the second year. Following completion, Veolia Propreté will be the first private operator for the management and treatment of waste in Italy, with 28% of the incinerating market.

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 4Recent developments described in this paragraph were also described in press releases by the Company.

 5Revenue from ordinary activities.

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Dalkia

In May 2007, Dalkia, through its Chinese subsidiary Dalkia Urban Heating, won a contract for the operation and development of its first heating network in China. This new contract, relating to the operation and development for 25 years of the district heating network in Jiamusi (located near China’s north-eastern border with Russia), is expected to generate cumulated estimated revenue of €650 million during the whole contract and to enable more than 600 employees to join Dalkia’s teams.

On May 31, 2007, Dalkia announced that it would assume the build and operate project for the Southwest district heating network in Harbin (northeast of China, with a population of 9.5 million) through the acquisition of a majority interest in the company YangGuang. This transaction represents for Dalkia an investment of €70 million and a forecast revenue for the first year of network operation of €19 million. The Southwest network will eventually provide heating to more than 17 million square meters of building space in a 52-square-kilometer area. At a future date, the network will be supplied by a co-generation plant. This project makes Dalkia a top-tier operator in heating systems in China.

In June 2007, Veolia Environnement announced the acquisition of Thermal North America, a major operator on the market of heating and cooling networks in the United States, for an enterprise value of US$788 million. This investment, which is in line with the Group’s usual profitability criteria. With this acquisition, Dalkia becomes a major player in the United States, with a market share of approximately 10%. With projected revenue of approximately US$425 million in 2007, Thermal North America is present in various regional markets on the leading edge of environmental stewardship, particularly the northeast and California. Thermal North America is also present in power generation (through cogeneration) and comprehensive building management services. This transaction remains subject to regulatory approvals, which are expected to be obtained at the end of 2007 or beginning of 2008.

Veolia Transport

On May 23, 2007, Veolia Environnement announced the appointment of Cyrille du Peloux as chief executive officer of Veolia Transport. He replaces Stéphane Richard. Mr. du Peloux began his career in the Ministry of Industry in 1979. After carrying out various functions within the Bouygues group and holding the position of chairman and chief executive officer of Lyonnaise de Communication, he was chief executive officer of Bull from 1999 to 2002, when he joined the Veolia Environnement Group.

The objectives, statements and prospective information summarized above are based on data, assumptions and estimates considered to be reasonable by Veolia Environnement. These data, assumptions and estimates are dependent on future facts and circumstances. They do not constitute historical data and cannot be interpreted as guarantees of future results. By definition, this information, and these assumptions and estimates, as well as the elements used to determine such objectives and prospective information, may not be realized, and may change or be modified as a result of uncertainty tied to the Company’s economic, financial and competitive landscape. In addition, the occurrence of certain risks described under “Risk Factors” in chapter 4 of the 2006 reference document and this update may have an impact on the Group’s activities and its ability to realize its objectives as set forth above.

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13. FORECASTS OR ESTIMATES OF RESULTS

13.1 Forecasts

For 2007, Veolia Environnement anticipates growth in revenue and an after-tax ROCE, after taking into account growth, greater than 10%. In addition, the Company anticipates growth in operating income of more than 10%.

These objectives are based principally on assumptions and estimates relating to the following: (i) exchange rate parity, determined at the Group level, (ii) volume estimates based on historical experience, (iii) estimates relating to annual price adjustments on long-term contracts, (iv) estimates as to the evolution in market prices in certain segments of the waste management sector, (v) success of the strategy to control operating costs and of their evolution, (vi) the price of energy and (vii) the effect of the development of existing contracts and the impact of recent commercial developments and of acquisitions. Certain of these data, assumptions and estimates result from or are based upon, in whole or in part, the conclusions or decisions of the management of Veolia Environnement and its subsidiaries, and may be changed or modified in the future.

The objectives, statements and prospective information summarized above are based on data, assumptions and estimates considered to be reasonable by Veolia Environnement. These data, assumptions and estimates are dependent on future facts and circumstances. They do not constitute historical data and cannot be interpreted as guarantees of future results. By definition, this information, and these assumptions and estimates, as well as the elements used to determine such objectives and prospective information, may not be realized, and may change or be modified as a result of uncertainty tied to the Company’s economic, financial and competitive landscape. In addition, the occurrence of certain risks described under “Risk Factors” in chapter 4 of the 2006 reference document may have an impact on the Group’s activities and its ability to realize its objectives as set forth above.

13.2 Statutory Auditors’ Report on Profit Forecasts

This is a free translation into English of the statutory auditor’s report on profit forecasts issued in the French language and is provided solely for the convenience of English speaking readers.

To M. Henri Proglio, CEO of Veolia Environnement,

In our capacity as Statutory Auditors of your company and in accordance with Commission Regulation (EC) No 809/2004, we hereby present our report on profit forecasts of Veolia Environnement included in chapter 13 (section 13.1) of its first update of the 2006 reference document which shall be filed with the AMF on June 11, 2007.

These forecasts and underlying significant assumptions were prepared under your responsibility, in accordance with the provisions of Commission Regulation (EC) No 809/2004 and the CESR advice on forecasts.

It is our responsibility to express, in accordance with the terms required by Annex I, item 13.3 of Commission Regulation (EC) No 809/2004, our conclusion on the adequacy of the preparation of such forecasts.

We conducted our work in accordance with the auditing standards generally accepted in France. Our work included an assessment of the procedures implemented by management to prepare the forecasts, as well as the performance of procedures to obtain assurance about whether the accounting methods used are consistent with those used for the preparation of historical data of Veolia Environnement. It also involved collecting data and explanations we deemed necessary in order to obtain reasonable assurance about whether the forecasts are appropriately prepared on the basis of the specified assumptions.

We wish to remind you that, as this concerns forecasts, which are uncertain by nature, actual results may differ significantly from the forecasts presented and so, we do not express any conclusion as to the potential realisation of such forecasts.

In our opinion:

•	The forecasts have been appropriately prepared on the basis indicated,
•	The accounting basis used for the purposes of these forecasts is consistent with the accounting methods used by Veolia Environnement.

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This report is issued in accordance with Commission Regulation (EC) No 809/2004, for the sole purpose of any public offering - in France and any other EU country - realised on the basis on a prospectus registered with the French Stock Exchange regulatory authority (AMF), including or incorporating by reference the 2006 reference document and its first update. It may not be used in any other context.

Paris-La-Défense and Neuilly-sur-Seine, June 8, 2007

The Statutory Auditors

KPMG SA Member of KPMG International		ERNST & YOUNG et Autres
Jay Nirsimloo	Baudouin Griton	Jean Bouquot	Patrick Gounelle

13.3 Objectives and outlook6

In the medium-term, the Group intends to pursue its development in each of its business segments and will seek to increase annual revenue by 10% and to maintain after-tax ROCE at 10% (excluding the potential effects of the timing of acquisitions).

This growth strategy will be pursued through a rigorous investment policy in terms of profitability criteria (internal yield of projects greater than or equal to the weighted average cost of capital plus 3%) and in compliance with its balance sheet commitments (ratio of net financial det to the sum of operating cash flow plus payments on operating financial assets between 3.5 and 4). The Group expects the aggregate amount of investments made by the Group between 2007 and 2009 to total between €15 and €20 billion, with investments net of divestments for 2007 estimated at €6 to €6.5 billion.

For 2007, dividends should increase by at least 10%. The Company confirms the maintenance of its dividend distribution policy (between 50 and 60% of recurring net income).

_________________________

6 These objectives are not included in the forecasts that are the subject of of the Statutory Auditor’s Report included in paragraph 13.3.

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14. BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES

14.1 Board of Directors of the Company

Composition of the board of directors

The composition of the Company’s board of directors has not changed since the filing of the 2006 reference document, but the mixed general shareholders’ meeting of May 10, 2007 ratified the nomination (cooptation) of Mr. Paolo Scaroni by the board of directors of December 12, 2006, replacing Mr. Arthur Laffer, and Mr. Augustin de Romanet de Beaune, new CEO of the Caisse des Dépôts et Consignations, by the board of directors of March 29, 2007 to replace Mr. Francis Mayer.

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17. EMPLOYEES - HUMAN RESOURCES

17.3 Stock option plans

17.3.3 Stock option plans

As of December 31, 2006, a total of 16,800,258 stock options had been granted by the Company, and of this total, 9,546,472 options were exercisable (plans n° 2, 3 and 4).

As of December 31, 2006, the number of shares of the Company before exercise of the remaining stock options amounted to 410,795,840 shares. On this date, if all stock options (plans n°2 to 6) had been exercised, 16,800,258 new shares would have been issued, representing a dilution percentage in case of exercise of 4%.

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18. PRINCIPAL SHAREHOLDERS

The table below shows the ownership of Veolia Environnement’s shares and voting rights known by Veolia Environnement at June 6, 2007. To the best of the Company’s knowledge, no person other than those listed below directly or indirectly held 4% or more of the Company’s shares or voting rights as of the date of this update and the Company has not received any declarations of the crossing of thresholds by shareholders other than those mentioned under the table below.

Shareholders at June 6, 2007	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights
Caisse des Dépôts et Consignations (1)	41,450,055	10.05	41,450,055	10.43
Capital Research and Management Company (2)	40,944,336	9.92	40,944,336	10.30
Groupe Groupama (3)	24,143,946	5.85	24,143,946	6.07
EDF (4)	16,255,492	3.94	16,255,492	4.09
Veolia Environnement (5)	15,145,049	3.67	0	0
Public and other investors	274,687,672	66.57	274,687,672	69.11
Total	412,626,550	100.00	397,481,501	100.00

(1) According to the declaration of the Caisse des Dépôts et Consignations to the Company on June 7, 2007. To the best of the Company’s knowledge, the most recent declarations of the crossing of thresholds and intentions of the Caisse des Dépôts et Consignations occurred on December 18, 2006 (Décision et Information AMF n°206C2344 dated December 22, 2006). The Caisse des Dépôts et Consignations declared that it was acting alone and that it may purchase additional shares based on market conditions, but that it did not intend to take control over the Company.

(2) Capital Research and Management Company (“Capital Research”) is a management company acting on behalf of its clients (U.S. mutual funds). According to Capital Research’s most recent filing with the AMF that occurred on January 9, 2007 (Décision et Information AMF n°207C0072, dated January 10, 2007).

(3) According to the Company’s shareholder analysis of December 31, 2006, using Euroclear data. To the best of the Company’s knowledge, Groupe Groupama’s most recent filing with the AMF occurred on December 30, 2004 (Décision et Information AMF n°205C0030 dated January 7, 2005).

(4) According to the register of the Company’s registered shareholders (actionnaires au nominatif) as of May 31, 2007, which is held by Société Générale on the Company’s behalf. To the best of the Company’s knowledge, EDF’s most recent filing with the AMF occurred on December 30, 2002 (Euronext avis n°2002-4424 dated December 31, 2002). EDF declared that it held 16,155,492 shares as of that date. EDF further declared that, in accordance with the terms of the amendment of November 24, 2002 to the agreement dated June 24, 2002 (described in paragraph 3.3.2 of the 2004 reference document of the Company) it would hold the shares as a financial investment and that it did not seek to influence the Company’s management, and that it would exercise its voting rights with the sole aim of enhancing the value of its investment.

(5) As set forth in the Company’s monthly filing with the AMF of transactions it has effected with respect to its own shares, filed with the AMF on June 4, 2007. At May 31, 2007, Veolia Environnement held 15,145,049 treasury shares.

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20. FINANCIAL INFORMATION CONCERNING THE ASSETS, FINANCIAL CONDITION AND RESULTS OF THE ISSUER

20.3 Dividend policy

20.3.1 Dividends per share during the last five fiscal years

A dividend payment of €1.05 per share, for each of the shares of the Company carrying dividend rights as of January 1, 2007, was decided by the combined general shareholders’ meeting of May 10, 2007. This dividend was paid on May 15, 2007.

At December 31, 2006, the share capital was composed of 410,795,840 shares, including 15,254,308 treasury shares. The total amount of the distribution was adjusted based on the number of new shares issued following the exercise of share subscription and purchase options and the number of treasury shares held by Veolia Environnement at the date of payment, treasury shares not carrying dividend rights.

20.4 Litigation

The most significant litigation involving the Company or its subsidiaries is described in chapter 20, paragraph 20.4 of the reference document.

Other than as described below, there are no other current or threatened legal, governmental or arbitral proceedings involving the Company or its subsidiaries that either had during the past twelve months or that may in the future have a material adverse effect on the results of operations or financial condition of the Company or the Group.

Veolia Eau – Compagnie Générale des Eaux

On February 15, 2006, the company Aquatraitements Énergies Services (“AES”) brought a complaint, before the Commercial Court of Paris (Tribunal de Commerce de Paris) relating to two of Veolia Eau’s subsidiaries, Veolia Water and Seureca Overseas. AES is seeking €150 million in damages and interest from Veolia Water and Seureca Overseas, based on its claim that it lost potential consulting fees following Veolia Water’s decision not to participate in a public bid tender launched by the authorities of Abu Dhabi for the construction of a seawater treatment facility. On June 2, 2004, Veolia Water and Seureca Overseas had signed two consulting contracts with AES, pursuant to which AES was supposed to provide consulting advice on commercial strategy and public relations. Under the terms of the contracts, AES would receive fees based on the amount of the market won by either Veolia Water or Seureca Overseas as a result of AES’ assistance. In December 2004, Veolia Water and Seureca Overseas terminated these contracts following their discovery of actions taken by AES managers that they considered fraudulent (dolosives), and that affected their ability to consent to the contracts at the time of signing. In response to AES’ legal actions, Veolia Water and Seureca Overseas submitted their defense before the Commercial Court on June 28, 2006 rejecting of all of AES’s claims. The latter, after several months of silence, has submitted a response to the Commercial Court in which its initial claim of damages and interest in the amount of €150 million has been reduced to €15 million. The Company believes that AES’ claim has no legal or economic merit and accordingly has not accrued a reserve in respect of the potential outcome.

Veolia Transport

In 1998, the DGCCRF (a French competition administrative body) performed seizures on the premises of Veolia Environnement’s transportation subsidiary Connex (now Veolia Transport) and other companies in the public transportation market, with the objective of obtaining elements of proof relating to possible anti-competitive practices in this market. Veolia Transport was informed in February 2003 that the Ministry of Economy, Finance and Industry had requested the French Competition Council to render a decision in this matter on the merits. In September 2003, the French Competition Council notified Veolia Transport of two grievances that raised the possibility, between 1994 and 1999, of collusion among operators which might have had the effect of limiting competition at the local and national level in the public transportation market relating to urban, inter-urban and school services. In September 2004, the French Competition Council notified Veolia Transport of additional grievances alleging the existence of an anticompetitive agreement (entente anticoncurrentielle) at the European Union level. In January 2005, the judge advocate (rapporteur) of the French Competition Council transmitted his conclusions, in which a part of one of the grievances was dropped. On July 5, 2005, the French Competition Council issued a decision in which it partially validated the findings of the public authorities, and ordered Veolia Transport to pay a fine of approximately €5 million, which Veolia Transport paid. The Paris Court of Appeals affirmed the decision of the French Competition Council in a decision dated February 7, 2006, and on March 7, 2006, Veolia Transport filed an appeal with the French Supreme Court and received on January 16, 2007, the report issued by the designated reporter investigating the case before the commercial section of the Supreme Court. The hearing is scheduled to occur on July 10, 2007.

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Société Nationale Maritime Corse Méditerranée (SNCM)

SNCM, a company managed by Veolia Transport, which holds 28% of its capital, concluded a shareholders’ agreement with the STIM of Orbigny (Stef Tfe group) in order to organize the business conducted by their joint subsidiary, the Compagnie Méridionale de Participation (CMP), held at 55% by STIM and at 45% by SNCM, indirectly. CMP holds 53% of the share capital of the Compagnie Méridionale de Navigation (CMN) with SNCM, which holds 45% directly. The agreement between STIM and SNCM enables one of the shareholders to trigger a purchase or sale option involving CMP securities in the event of a modification of CMN’s strategy initiated by the other party and causing a major conflict between the shareholders. Considering that the spirit of cooperation governing the agreement had been violated by STIM, which made a collective response to the tender offer for the service to Corsica impossible, SNCM gave notice to STIM, in July 2006, that it was exercising its purchase option involving 25% of the share capital of the CMP, increasing its shareholding in the CMP from 45% to 70%. After STIM contested the validity of the agreement and the merit of its implementation, SNCM brought an action against it before the Commercial Court of Paris (Tribunal de Commerce) in accordance with the agreement. Hearings were held on September 12 and 19, 2006.

The October 17, 2006 decision of the Paris Commercial Court recognized the validity of the 1992 shareholders’ agreement, as well as the option exercise by SNCM and ordered provisional enforcement. Following a hearing with the first President of the Paris Court of Appeals, a ruling dated October 30, 2006 ordered the provisional enforcement to be suspended. The Orbigny STIM appealed the Commercial Court’s decision. The December 15, 2006 decision of the Paris Court of Appeals declared that the shareholders’ agreement had an indefinite duration and had thus been validly cancelled by the Orbigny STIM prior to the option exercise. SNCM appealed this decision before the French Supreme Court in January 2007.

In parallel, the Compagnie Méridionale de Navigation (CMN) submitted a case to the Competition Council on September 19, 2006, referring to alleged schemes of SNCM, the Corsican Regional Authority (la Collectivité Territoriale Corse) and the Corsican Transportation Bureau (l’Office des Transports Corse) during the call for tenders for the Corsican public transport delegation, which may have constituted anti-competitive practices, according to the CMN. The CMN also criticized SNCM for taking advantage of its dominant position.

The Competition Council announced that it was unable to consider the anticompetitive agreement aspect of the matter (entente), but reached a decision on December 11, 2006 concerning protective measures, referring to SNCM’s abuse of its dominant position. SNCM appealed this decision. In a decision on February 6, 2007, the Paris Court of Appeals rejected SNCM’s appeal, holding that it related to a decision relating to measures surrounding a procedure that was annulled by the Conseil d’Etat on December 15, 2006.

Moreover, following the decision of the Conseil d’Etat dated December 15, 2006, the Corsican Regional Authority resumed the tender offer procedure for the servicing of the Corsican port from Marseille. By a resolution dated December 22, 2006, the Corsican Transportation Bureau scheduled February 9, 2007 as the date on which it would receive offers.

As part of this second procedure, SNCM submitted an offer on behalf of a CMN / SNCM group, for all of the five lines that were the subject of the consultation. This second procedure was also challenged by Corsica Ferries, which once again referred the matter to the administrative courts and to the Competition Council.

In its pleadings before the Competition Council, Corsica Ferries requested that protective measures be granted, claiming that the CMN / SNCM group constituted an anti-competitive consortium, and that the expensive subsidy requested by the group from the Corsican Regional Authority (in particular compared to the one in the first procedure), demonstrated an abuse of a dominant position. In its decision of April 6, 2007, the Competition Council dismissed Corsica Ferries’ claims, althought it indicated that the investigation “on the merits” would continue with respect to the alleged abusive operating practices and that it could automatically claim jurisdiction if doing so was justified by facts arising subsequent to the awarding of the delegation.

In the administrative courts, the litigation first took the form of a summary petition (requête sommaire) for cancellation of the resolution of December 22, 2006 that launched the competition procedure. These proceedings are still pending although they now appear to be moot given the decision rendered by the Bastia Administrative Court referred to below.

Indeed, this action “on the merits” was followed by a pre-contractual petition in summary proceedings filed on April 11, 2007, i.e. the day before the resolution of the Corsican Regional Authority again awarding the public service delegation to the CMN / SNCM group. In an order dated April 27, 2007 the Bastia Administrative Court accepted in part Corsica Ferries’ claims in holding that the negotiation phase and selection of the CMN / SNCM group should be cancelled on the grounds that the safeguard clause included in the draft agreement was different from the clause that was initially proposed by the Corsican Regional Authority in its consultation rules, and that it therefore should also have been proposed to Corsica Ferries.

Corsica Ferries filed an appeal of this order before the Conseil d’Etat, requesting the cancellation of the entire competition procedure launched by the Corsican Transportation Bureau, and in this respect reproaching the order of the Bastia Administrative Court, for not going far enough in sanctioning the procedure.

In a decision rendered June 5, 2007, the Conseil d’Etat rejected Corsica Ferries’ appeal in its entirety.

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The Corsican Regional Authority decided to award the public service delegation to the CMN / SNCM group, with services to begin July 1, 2007.

Proactiva

On September 22, 1999 and February 10, 2000, several lawsuits were filed in the Commonwealth Court in Arecibo, Puerto Rico (transferred to San Juan, following the decision of the Supreme Court of Puerto Rico) against, among others, Compañía de Aguas de Puerto Rico, or CAPR. CAPR was a subsidiary of Aqua Alliance until 2000, when it was transferred to Proactiva, Veolia Environnement’s joint venture with FCC. The complaints allege that CAPR operated (until June 2002) a wastewater treatment facility in Barceloneta, Puerto Rico, which emitted offensive odors and hazardous substances into the environment, which damaged the health of the plaintiffs, a group of local residents. On August 11, 2003, the Supreme Court of Puerto Rico overturned the order of the court of first instance authorizing the consolidation of the lawsuits of the different plaintiffs, leaving this question open to further debate. The lawsuit is currently in the preliminary stage of determining damages and responsibility. Concurrently, a mediation proceeding commenced on May 28, 2003, at the request of the court and all parties, in order to find a complete solution to this litigation. This mediation proceeding has not yet resulted in a specific proposal. However, during the course of the mediation proceeding, it became apparent that if by some extraordinary chance CAPR were to be held liable despite the arguments that it has presented, it would be indemnified by by the “Administración de Acueductos y Alcantarillados” (“AAA”), principal defendant in this case, pursuant to an agreement entitled “Comprehensive Settlement Agreement” entered into between CAPR and AAA on March 3, 2003. Total damages sought against all defendants currently amount to approximately US$300 million. In light of the state of advancement of these two proceedings, Veolia Environnement has not accrued a reserve for the potential outcome of this litigation.

20.5 Material changes in financial condition or commercial position

There has been no material change in the financial condition or commercial position of the Company since the close of its 2006 fiscal year.

20.6 Quarterly financial information

On May 9, 2007, the Company published a press release on its consolidated revenues7 at March 31, 2007 (unaudited IFRS data).

Veolia Environnement

At March 31, 2007 (in millions of euros)	Restated[8] at March 31, 2006 (in millions of euros)	% change 2007/2006	Of which internal growth	Of which external growth	Of which currency effect
7,795.1	7,162.5	8.8%	4.4%	5.4%	-1.0%
7,952.2[9]	7,162.5	11.0%	6.6%	5.4%	-1.0%

Veolia Environnement's consolidated revenue rose 8.8% to €7,795.1 million versus €7,162.5 million at March 31, 2006. Internal growth came in at 4.4%. This figure includes the €134 million negative impact of very mild weather conditions in Europe, as well as a net negative impact of €23 million resulting from the decrease in energy prices on revenue in the energy business. Excluding these impacts, internal revenue growth would have been 6.6% and total growth 11%.

The 5.4% external growth resulted, in particular, from the acquisitions made by Veolia Environnement's waste management division in the United Kingdom (with a contribution of around €180 million), and Veolia Transport in France and the United States. The negative €74.4 million impact of exchange rate fluctuations (-1%) primarily reflected the depreciation of the US dollar against the euro. The share of revenue posted outside France totaled €4,155.6 million, or 53.3% of the total versus 50.6% at March 31, 2006.

_________________________

 7Revenue from ordinary activities.

 8 To ensure comparability, financial statements at March 31, 2006 were restated to take into account the application of the IFRIC12 interpretation on the accounting treatment of concessions and the amount of revenue from ordinary activities of Veolia Transport in Denmark, booked in 2006 under the IFRS5 standard and presented in the income statement in the "net income of discontinued operations" line.

 9Excluding weather conditions impact and the decrease of energy costs in the energy business.

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Water

At March 31, 2007 (€m)	Restated at March 31, 2006 (in millions of euros)	% change 2007/2006	Of which internal growth	Of which external growth	Of which currency effect
2,493.1	2,280.0	9.3%	9.4%	0.8%	-0.9%

In France, internal growth, excluding Veolia Water Solutions & Technologies, came in at 5.1% thanks to the good performance of the distribution business and robust growth in the engineering business.

Outside France, excluding Veolia Water Solutions & Technologies and excluding Proactiva, revenue increased 8.8% on a like-for-like basis. In Europe, 4.4% growth reflected the starting-up of new contracts signed in 2006, in particular in Central Europe, and growth in concession operations in Italy, partly offset by the end of work on BOT contracts (Brussels and The Hague). Growth outside of France was also supported by the Africa / Middle East region, which increased revenue by 13%. In Asia-Pacific, very strong growth in excess of 40%, was mainly driven by the launch of new contracts in China, South Korea, Japan and Australia.

Veolia Water Solutions & Technologies posted a 25% increase in revenue on a likefor- like basis, largely due to strong, sustained growth in the "Design and Build" business in the Middle East, France and Ireland.

Environmental Services (Waste Management)

At March 31, 2007 (in millions of euros)	Restated at March 31, 2006 (in millions of euros)	% change 2007/2006	Of which internal growth	Of which external growth	Of which currency effect
2,033.3	1,715.1	18.6%	8.2%	12.6%	-2.2%

In France, revenue rose 6.5% (6.0% at a constant consolidation scope) under the combined impact of the larger contribution of incineration plants and a satisfactory performance of landfills.

Outside France, excluding Proactiva, internal growth of 9.9% was driven by activity across all regional zones. It was noticeably robust in the United Kingdom, with 12.8% internal growth, due to the increasing contribution of integrated contracts. In North America, internal growth totaled 7.0%, led in particular by strong growth in the industrial services business. In Asia, the development of the recent Foshan and Likeng contracts made a significant contribution to the 14.6% internal growth in operations.

The 12.6% external growth primarily reflected the acquisition of Cleanaway in the United Kingdom.

Energy Services

At March 31, 2007 (in millions of euros)	Restated at March 31, 2006 (in millions of euros)	% change 2007/2006	Of which internal growth	Of which external growth	Of which currency effect
1,955.6	2,025.0	-3.4%	-6.2%	2.7%	0.1%

The decrease in revenue was a result of the change in energy prices (negative impact of €23 million) and the impact of the mild winter in the first quarter of 2007 in contrast with the first quarter of 2006 when the weather was colder than the ten-year average (negative impact of €134 million). In aggregate, these elements had a negative impact of 7.8% on the change in the division's revenue.

As a result, in France, revenue decreased by 7.7%, because of the extremely mild winter in the first quarter of 2007 and the decline in energy prices that reduced revenue growth by around €104 million.

Outside France, weather conditions were partly offset by the Group's recent development in particular in Central Europe, the United Kingdom and Australia. Accordingly, total growth in business outside France came in at 3.8%.

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Transportation

At March 31, 2007 (in millions of euros)	Restated at March 31, 2006 (in millions of euros)	% change 2007/2006	Of which internal growth	Of which external growth	Of which currency effect
1,313.1	1,142.4	14.9%	7.5%	8.9%	-1.5%

In the Transportation division, revenue in France increased 17.4%, notably because of the impact of the contribution made by SNCM, new urban and inter-city contracts, and the development of existing contracts.

Outside France, revenue grew 13.5%, up 8.8% on a like-for-like basis, and reflected the full impact of the division's development in North America (+15.7% internal growth), growth in Australia and small acquisitions made in Central Europe and the United Kingdom.

Consolidated operating income

Consolidated operating income increased 6.1% to €654.8 million versus €617.2 million in the first quarter of 2006. It grew 6.7% at constant exchange rates. Weather conditions negatively impacted operating income by €34 million. Excluding this impact, operating income increased 11.6% (12.2% at constant exchange rates).

Net financial debt

Net financial debt10 increased slightly to €14.9 billion versus €14.7 billion at December 31, 2006 because of the capital expenditure program and projects carried out.

_________________________

 10 Gross financial debt (non-current and current financial debt and bank overdrafts) net of cash and cash equivalents and excluding the revaluation of debt-hedging derivatives.

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21. ADDITIONAL INFORMATION CONCERNING SHARE CAPITAL AND BY-LAWS

21.1.2 Trading market for the Company’s Shares

The table below sets forth the reported high and low sales prices (in euro) and the trading volume (in shares) of Veolia Environnement’s shares over the last 18 months on Eurolist by Euronext™ Paris and The New York Stock Exchange.

Eurolist by EuronextTM Paris

Year (month/quarter)	Price (in euros)		Trading Volume
	High	Low
2007
April	61.15	55.30	34,781,004
First Quarter	57.10	50.60	99,535,891
March	56.06	50.60	35,466,787
February	56.67	52.45	27,198,573
January	57.10	51.80	36,870,531
2006
Fourth Quarter	58.40	46.12	97,560,487
December	58.40	49.15	29,356,526
November	51.60	47.33	28,866,094
October	49.46	46.12	39,337,867
Third Quarter	48.69	42.71	119,763,237
September	48.69	42.71	43,152,009
August	44.00	40.11	31,902,279
July	42.85	38.61	44,708,949
Second Quarter	49.45	36.49	150,220,240
June	44.68	36.49	63,913,699
May	49.45	42.35	52,511,763
April	48.73	44.93	33,794,778
First Quarter	46.40	37.82	97,177,963
March	46.40	43.21	36,690,010
February	46.19	40.96	28,715,281
January	41.37	37.82	31,675,272
2005
Fourth Quarter	39.14	33.80	98,720,710
December	39.14	36.26	27,207,376
November	36.64	34.26	37,216,352
Source: Euronext Paris.

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New York Stock Exchange

Year (month/quarter)	Price (in dollars)		Trading volume(1)
	High	Low
2007
April	83.52	74.94	909,800
First Quarter	74.91	67.00	4,014,770
March	74.91	68.20	1,304,700
February	74.10	67.00	1,011,570
January	73.32	67.61	1,698,500
2006
Fourth Quarter	75.87	58.00	3,134,600
December	75.87	65.61	1,294,800
November	67.05	60.46	1,043,300
October	62.17	58.00	796,500
Third Quarter	61.61	48.80	4,751,000
September	61.61	54.43	1,261,100
August	56.56	51.65	1,171,000
July	55.00	48.80	2,318,900
Second Quarter	62.70	46.14	4,357,400
June	57.49	46.14	2,124,800
May	62.70	54.91	1,336,400
April	60.50	55.15	896,200
First Quarter	56.40	46.15	2,069,500
March	56.40	52.00	1,029,400
February	54.35	48.67	634,900
January	51.04	46.15	405,200
2005
Fourth Quarter	46.43	40.70	982,900
December	46.43	42.57	326,800
November	42.99	40.70	312,900
Source: NYSE.

(1) Regarding trading volume, since September 2006, the Company has relied on data published by the New York Stock Exchange (accessible on the New York Stock Exchange’s website (www.nyse.com)). Prior to September 2006, the Company relied on data published by the Bank of New York, which included off-market transactions. As a result, the trading volume data set forth in the table above may vary slightly depending on the source.

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21.1.4 Share capital authorized but not issued

Status of shareholder authorizations adopted by the combined general shareholders’ meeting of May 11, 200611 :

Securities concerned	Duration of the authorization and date of expiration	Maximum nominal amount of share capital increase (in millions of euros)	Total use of authorization (in millions of euros)
Issuances with preferential subscription rights Share capital increase through use of various securities	26 months July 11, 2008	1,000 (such amount subject to the total global cap on share capital increases of 2,220)	None
Issuances without preferential subscription rights Share capital increase through use of various securities	26 months July 11, 2008	400 (such amount subject to the total global cap on share capital increases of 2,220)	None
Share capital increase through incorporation of premiums, reserves, profits or other items	26 months July 11, 2008	370 (such amount subject to the total global cap on share capital increases of 2,220)	None
Increase in number of shares issued pursuant to share capital increase	26 months July 11, 2008	+15% of any share capital increase with preferential subscription rights	None
Issuance of shares as a finders fee	26 months July 11, 2008	10% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	None

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 11Only authorizations that are still in force as of the date of filing of this update to the reference document are listed below.

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Status of shareholder authorizations adopted by the combined general shareholders’ meeting of May 10, 200712:

Securities concerned	Duration of the authorization and date of expiration	Maximum nominal amount of share capital increase (in millions of euros)	Total use of authorization (in millions of euros)
Share Repurchase Program	18 months November 10, 2008	1,500 or 10% of share capital	None
Issuances reserved for employees Members of savings plans*	26 months July 10, 2009	1% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	None
Issuances reserved for employees Capital increase benefiting a category of beneficiaries*/**	18 months November 10, 2008	0.2% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	None
Issuances reserved for employees Free award of new or existing shares*	26 months July 10, 2009	0.5% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	None
Issuance of stock warrants (bons de souscription) during a public offer	18 months November 10, 2008	***513	None

*The total amount of share capital increases that may be effected pursuant to the authorizations proposed at the combined general shareholders’ meeting of May 10, 2007 may not exceed the €2.22 billion authorized by the combined general shareholders’ meeting of May 11, 2006.

**Capital increase in favor of a company held by a credit institution intervening on behalf of Veolia Environnement for the implementation of a structured share offer to employees and executives of companies located in countries in which employees, for regulatory or other reasons, can not benefit from the employee shareholder package put in place by the 11th resolution (issuance reserved to employees, members of savings plans).

***Approximately 25% of the share capital at the date of filing of the reference document.

21.1.5    Other securities convertible into shares

At December 31, 2006, a total of 16,800,258 subscription options had been granted by the Company, of which 9,546,472 options were exercisable (plans n° 2, 3 and 4).

At December 31, 2006, the number of shares of the Company before exercise of the remaining subscription options amounted to 410,795,840 shares. On this date, if all subscription options (plans n°2 to 6) had been exercised, 16,800,258 new shares would have been issued, representing a dilution percentage in case of exercise of 4% (cf. chapitre 17, § 17.3.3 of the reference document).

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 12 Only authorizations that are still in force as of the date of filing of this update to the reference document are listed below.

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